UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated February 17, 2011.

2.               Press release issued by ABB Ltd regarding change to Executive Committee dated February 17, 2011.

3.               Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item I above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statements on Form S-8 (Registration No. 333-129271 and Registration No. 333-171971).

Press Release

ABB emerges stronger from 2010 as growth accelerates on industrial demand

•             Q4 growth accelerates: Orders up 18%(1), revenues 6% higher

•             Energy efficiency, industrial productivity and grid reliability drive demand

•             Q4 operational EBIT margin(2) of 12.3% within target range on growth and cost savings

•             $1.8 billion in cash from operations close to previous year’s record Q4

•             Proposed dividend increase to CHF 0.60 per share shows confidence in the business

•             Additional cost savings of more than $1 billion targeted for 2011

Zurich, Switzerland, Feb. 17, 2011 — ABB reported strong order growth in the fourth quarter of 2010 and higher revenues driven by strong industrial demand for energy efficiency and improved productivity as well as recovering investments into power infrastructure.

The positive trend was reflected in a 17-percent increase in base orders (less than $15 million) — higher in all divisions — as industrial customers expanded capacity and improved efficiency. Orders also increased for power distribution equipment used to deliver reliable power to industrial and commercial customers. Large orders (above $15 million) increased by 21 percent on the award of several large power transmission projects in Europe and the Middle East.

Earnings before interest and taxes (EBIT) rose 23 percent to $978 million. EBIT includes previously-announced provisions of approximately $120 million, mostly related to a large project in the Power Systems division. Restructuring-related costs in the quarter were approximately $120 million.

The operational EBIT margin was 12.3 percent in the quarter despite the project charges and continued price pressure. ABB’s operational EBIT margin for the full-year and fourth-quarter 2010 was well within its target range of 11-16 percent.

The company’s $3-billion cost take-out program was completed on target in the fourth quarter. ABB plans to further reduce costs in 2011 by more than $1 billion.

Net income increased 30 percent to reach $700 million, while cash from operations was near last year’s record. Net cash at the end of the quarter was $6.4 billion. ABB’s Board of Directors has recommended a dividend of 0.60 Swiss francs per share, up from 0.51 Swiss francs last year.

2010 Q4 and full-year key figures

			Change				Change
$ millions unless otherwise indicated	Q4 10	Q4 09	US$	Local	FY 2010	FY 2009	US$	Local
Orders	8,752	7,450	17%	18%	32,681	30,969	6%	4%
Order backlog (end Dec)	26,193	24,771	6%	4%
Revenues	9,179	8,761	5%	6%	31,589	31,795	-1%	-2%
EBIT	978	798	23%		3,818	4,126	-7%
as % of revenues	10.7%	9.1%			12.1%	13.0%
Net income	700	540	30%		2,561	2,901	-12%
Basic net income per share ($)	0.31	0.24			1.12	1.27
Dividend per share (CHF)*					0.60	0.51
Cash flow from operations	1,759	1,783	-1%		4,197	4,027	4%
Free cash flow					3,397	3,089	10%
As % of net income					133%	106%
Return on capital employed					21%	27%

* Proposed by the Board of Directors

(1)  Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

(2)  See Reconciliation of Non-GAAP financial measures at the end of this release

Management comments

“We are satisfied with the 2010 results as ABB is today in a stronger position than before the financial crisis,” said Chief Executive Officer Joe Hogan. “Demand from industry and utility clients for short-cycle products gained momentum, contributing to the fastest base order growth in the past two years. Revenue growth accelerated compared to the third quarter, driven by strong industrial demand for energy efficiency and higher productivity. We achieved profitability well within our target range by leveraging our lower cost base. That allowed us to benefit from the ongoing recovery in automation and to successfully counter demand and price weakness in our longer-cycle businesses.

“The proposed dividend increase shows our confidence in the business. We see plenty of growth opportunities as we head into 2011 in both the short-term industry-driven businesses as well as later in the year when we expect utility spending on power equipment to begin a recovery,” Hogan said. “Long term trends for increased energy efficiency and flexible, more reliable power infrastructure remain very strong. ABB will seize these opportunities with a leaner cost base, an enhanced product portfolio and a more customer-focused organization.”

Summary of Q4 2010 results

Orders received and revenues

Orders increased strongly in the fourth quarter compared to the year-earlier period as industrial customers continued to invest in automation solutions to increase capacity and to improve productivity and energy efficiency. In particular, orders improved in the minerals, marine, pulp and paper and oil, gas and petrochemicals sectors. Utilities and industrial customers also invested more in power distribution systems and equipment in the fourth quarter in response to higher demand for reliable power.

Order growth was also supported by the award of several large power transmission projects in Europe and the Middle East during the quarter, confirming the longer-term trend to interconnect power grids and strengthen power transmission infrastructure in both mature and emerging economies. However, utility demand for standard power transmission products remained at low levels.

Base orders increased 17 percent in the quarter and were higher in all divisions. Large orders increased by 21 percent and represented about 19 percent of total orders in the quarter, as in the year-earlier period.

Regionally, orders in local currencies were 37 percent higher in Europe compared with the same period in 2009, as both large and base orders increased. These orders included a high-voltage direct current (HVDC) link between Sweden and Lithuania across the Baltic Sea valued at approximately $580 million.

In the Americas, orders grew by 22 percent. Orders in the U.S. increased by 13 percent and were higher in all divisions except Low-Voltage Products. Power orders and customer investments in the mining sector contributed to a 58-percent order increase in South America. Orders from the Middle East and Africa were up 8 percent, mainly on increased orders from power utilities.

Orders were down 5 percent in Asia as lower power orders in China and India offset strong increases in all three automation divisions across most of the region, reflecting the high level of industrial activity.

Revenues grew in the quarter, largely the result of strong growth in the short- to mid-cycle automation businesses as recent order increases flowed through to revenues. Power Systems revenues also increased on execution of the strong order backlog. Service revenues increased 8 percent in local currencies during the quarter. For the full year 2010, service revenues represented 17 percent of total revenues compared to 16 percent in 2009.

The order backlog at the end of December 2010 amounted to $26.2 billion, corresponding to a local-currency increase of 4 percent compared to the end of 2009. Compared to the end of the third quarter of 2010, the order backlog is down 2 percent.

Earnings before interest and taxes

EBIT and EBIT margin increased compared with the same quarter a year earlier, driven in part by the favorable impact of higher revenues in the early- and mid-cycle businesses—mainly on the automation side—where fixed cost reductions are most advanced. Restructuring-related costs of approximately $120 million in the quarter were significantly below the $350 million recorded in the same quarter in 2009. EBIT in the fourth quarter of 2010 included costs of approximately $120 million in the Power Systems division, most of which are related to a cable project that was the subject of previously-announced provisions.

The operational EBIT margin in the fourth quarter of 2010, which excludes from EBIT the impact of restructuring-related costs and the mark-to-market valuation of hedging transactions, was 12.3 percent compared with 12.7 percent the same quarter in 2009, mainly the result of the additional project provision taken in Power Systems.

Cost reductions

ABB completed its previously-announced cost take-out program in the fourth quarter and fully achieved its targets. The program was intended to sustainably reduce ABB’s costs, comprising both cost of sales as well as general and administrative expenses, from 2008 levels by a total of $3 billion by the end of 2010.

Cost reductions in the fourth quarter of 2010 amounted to approximately $370 million, of which almost half were achieved by optimizing global sourcing (excluding the impact of commodity price changes) and approximately 20 percent from global footprint initiatives. The remainder was achieved through reductions to general and administrative expenses and operational excellence measures. For the full year 2010, savings amounted to approximately $1.5 billion.

Costs associated with the program in the fourth quarter of 2010 amounted to approximately $120 million, bringing the total cost of the program to approximately $840 million.

ABB intends to continue taking out costs in 2011 through supply management, footprint optimization and operational excellence measures. The level of savings is expected to exceed $1 billion and will be determined by market factors such as demand, raw material costs, capacity utilization and pricing environment in ABB’s various businesses. The cost associated with such measures is not expected to exceed a level equivalent to 0.8 percent of full-year 2011 revenues.

Acquisitions

In January 2011, ABB completed its acquisition of Baldor Electric, a North American leader in industrial motors. The transaction, which was originally announced on November 30, 2010, was valued at $4.2 billion, including approximately $1.2 billion of debt, and is an important step in ABB’s strategy to build its position in the key North American industrial automation market. The business is being integrated into the Discrete Automation and Motion division with results consolidated in ABB’s financial statements from late January, 2011.

In 2010, ABB acquired U.S.-based software supplier Ventyx to provide energy management software solutions globally to utilities and industry. The business is part of the Power Systems division and its results have been consolidated into the Group since June 2010.

In addition, ABB increased its share in ABB India from 52 percent to 75 percent in 2010 at a cost of approximately $950 million.

For the fiscal year 2010, ABB spent approximately $1.3 billion on acquisitions (excluding the India transaction) aimed at positioning itself for significant future growth opportunities.

Balance sheet and cash flow

Net cash at the end of the fourth quarter was $6.4 billion compared with $5.3 billion at the end of the previous quarter. Cash flow from operations amounted to $1.8 billion, close to the record level reported in the same quarter in 2009. The good performance reflects solid working capital management, especially improved receivables collection. The contribution to cash flow from customer advances also increased significantly compared to the same quarter in 2009.

ABB paid a total of approximately $4.2 billion in January 2011 to acquire all of the outstanding shares of Baldor Electric and repay Baldor’s outstanding debt.

Increased dividend

ABB’s Board of Directors has proposed a dividend for 2010 of 0.60 Swiss francs per share, compared to 0.51 Swiss francs per share in the prior year. The proposal is in line with the company’s dividend policy to pay a steadily rising but sustainable dividend over the cycle. The Board also proposes that the dividend is taken from the capital contribution reserve of ABB Ltd which, under recent changes to Swiss tax regulations, would not be subject to Swiss withholding tax. The company can draw on a total of approximately 6.4 billion Swiss francs under the capital contribution reserve from stockholders’ equity for current and future dividend payments. The proposal is subject to approval by shareholders at the company’s annual general meeting on April 29, 2011. This form of dividend would replace the nominal value reduction used in the previous three years. If approved, the ex-dividend date would be May 3, 2011 and the payout date in Switzerland would be May 6, 2011.

Outlook

For 2011, ABB expects continued demand growth in all regions for power and automation solutions that help customers build and upgrade power infrastructure and improve industrial efficiency and productivity.

Emerging markets will again be significant drivers of growth as they build up their electrical grids and expand industrial production with a major focus on improving energy efficiency and industrial process quality. An important demand driver in these countries is the development of power resources, such as hydro and wind, which are often long distances from end users and require reliable, high-efficiency power transmission technologies. Demand for commodities to fuel economic growth and the need to become more globally competitive in product quality is expected to drive demand for industrial automation solutions in the emerging markets.

Demand in mature markets is also expected to improve. Utilities are expected to continue investments in grid interconnections, the integration of renewable energies into existing grids, the replacement and refurbishment of existing grid assets, and smart grid technologies. Following two years of lower capital investment in power transmission in many regions, ABB expects an increase in utility spending on standard power transmission products, most likely beginning in the second half of the year.

Industrial customers in the mature economies are also expected to invest further in improving the productivity of their existing manufacturing assets. Increased construction activity in parts of northern Europe and the trend towards intelligent buildings is a further demand driver for ABB’s automation solutions in mature markets.

At the same time, recent competitive trends are expected to continue through 2011 and beyond. Increased capacity in the power equipment sector over the past several years will continue to exert price pressure on suppliers. This pressure is expected to persist for several quarters after demand begins to recover. Emerging market players are expected to continue to expand beyond their home markets with competitive products aimed mainly at the mid-quality segment and primarily in power equipment.

Therefore, in 2011 management will focus on taking advantage of the significant growth opportunities that are emerging across its technology and geographic portfolio. ABB intends to increase its capital expenditures, again with a focus on building its position in emerging markets. Investment in sales and research and development activities will also increase to support both growth and profitability. Cost control will also remain a high priority to ensure both ABB’s competitiveness in the market as well as securing profitability within the company’s target ranges.

Divisional performance Q4 2010

Power Products

			Change				Change
$ millions unless otherwise indicated	Q4 10	Q4 09	US$	Local	FY 2010	FY 2009	US$	Local
Orders	2,533	2,667	-5%	-5%	9,778	10,940	-11%	-13%
Order backlog (end Dec)	7,930	8,226	-4%	-5%
Revenues	2,913	3,109	-6%	-6%	10,199	11,239	-9%	-11%
EBIT	453	495	-8%		1,622	1,969	-18%
as % of revenues	15.6%	15.9%			15.9%	17.5%
Cash flow from operating activities	658	754			1,756	1,977

Orders for medium-voltage products and distribution transformers increased during the quarter, driven by industrial growth and a recovery in the power distribution sector, notably in North America. Orders also grew at a double-digit pace in western Europe, mainly the result of higher transformer orders. However, these increases could not compensate order declines in large power transformers and some high-voltage equipment resulting from fewer large power transmission projects, mainly in China.

Revenues decreased during the quarter compared with the high levels of the same period in the previous year, reflecting the lower level of orders received during recent quarters.

The lower EBIT in the quarter reflects the decrease in revenues. The EBIT margin remained in-line with the year-earlier period as cost-reduction measures offset the impacts of lower volumes and price levels.

Power Systems

			Change				Change
$ millions unless otherwise indicated	Q4 10	Q4 09	US$	Local	FY 2010	FY 2009	US$	Local
Orders	2,626	1,863	41%	40%	7,896	7,830	1%	-1%
Order backlog (end Dec)	10,929	9,675	13%	12%
Revenues	2,088	1,908	9%	10%	6,786	6,549	4%	2%
EBIT	5	66	-92%		111	388	-71%
as % of revenues	0.2%	3.5%			1.6%	5.9%
Cash flow from operating activities	512	242			443	333

Strong increases in both base and large orders contributed to a record quarter for orders received in the Power Systems division and further strengthened the order backlog. Large orders increased by more than 20 percent and included a $580-million order to link the power grids of Sweden and Lithuania across the Baltic Sea, as well as a number of substation orders in the Middle East. Base orders were higher in all business units, helped by the industrial recovery and the ongoing focus on renewable energy and grid reliability. Orders grew at a double-digit pace in all regions except Asia, where orders in India declined from a high level the year before.

Revenue growth reflected mainly execution of the strong order backlog and was supported by the acquisition earlier in the year of U.S.-based energy software company Ventyx.

EBIT and EBIT margin were negatively impacted by charges of approximately $120 million, most of which are related to a cable project that was the subject of previously-announced provisions.

Discrete Automation and Motion

			Change				Change
$ millions unless otherwise indicated	Q4 10	Q4 09	US$	Local	FY 2010	FY 2009	US$	Local
Orders	1,505	1,142	32%	34%	5,862	4,702	25%	23%
Order backlog (end Dec)	3,350	3,046	10%	8%
Revenues	1,657	1,470	13%	14%	5,617	5,405	4%	3%
EBIT	285	43	n/a		926	557	66%
as % of revenues	17.2%	2.9%			16.5%	10.3%
Cash flow from operating activities	204	236			573	745

Orders increased in the fourth quarter as industrial customers continued to invest in automation solutions to increase productivity and energy efficiency. Orders increased in all business units and were particularly strong in robotics and in the mid- to later-cycle businesses, such as power electronics, medium-voltage drives and generators. Orders for low-voltage drives also grew strongly. Regionally, orders grew at a strong double-digit pace in Europe, the Americas and Asia. Orders in China were up more than 40 percent compared to the same quarter in 2009.

The revenue increase was driven primarily by execution of the strong order backlog in the shorter-cycle businesses such as robotics, low-voltage motors and drives.

EBIT and EBIT margin increased substantially due in part to a return to profitability in robotics, which reported an EBIT loss in the same period last year, mainly due to restructuring-related costs of some $110 million. Successful operational cost reduction measures and footprint changes towards the emerging markets during the year also contributed to the improved earnings.

Low Voltage Products

			Change				Change
$ millions unless otherwise indicated	Q4 10	Q4 09	US$	Local	FY 2010	FY 2009	US$	Local
Orders	1,142	1,027	11%	14%	4,686	4,079	15%	15%
Order backlog (end Dec)	838	734	14%	14%
Revenues	1,254	1,109	13%	16%	4,554	4,071	12%	13%
EBIT	198	149	33%		806	519	55%
as % of revenues	15.8%	13.4%			17.7%	12.7%
Cash flow from operating activities	280	285			717	665

Orders and revenues increased across all businesses as demand from general industry and construction improved in most regions. In particular, demand increased for low-voltage components used in solar power generation and critical power applications to ensure the delivery of reliable and high-quality electricity to “mission-critical” businesses such as data centers, hospitals and electronic trading rooms. Service orders grew at the same pace as total orders.

Order growth in Europe was led by increased demand in the construction and industry sectors. Order growth was strong in Asia and the Americas, while orders were slightly lower in the Middle East and Africa.

EBIT and EBIT margin reflect both higher revenues and the sustained cost savings achieved during 2010.

Process Automation

			Change				Change
$ millions unless otherwise indicated	Q4 10	Q4 09	US$	Local	FY 2010	FY 2009	US$	Local
Orders	1,764	1,422	24%	25%	7,383	6,684	10%	7%
Order backlog (end Dec)	5,530	5,523	0%	-1%
Revenues	2,101	2,054	2%	4%	7,432	7,839	-5%	-6%
EBIT	200	170	18%		755	643	17%
as % of revenues	9.5%	8.3%			10.2%	8.2%
Cash flow from operating activities	222	327			738	695

Growth in large orders continued in the fourth quarter, especially in minerals, marine and oil, gas and petrochemicals, reflecting ongoing investments in the energy and commodity sectors. Orders for products such as turbochargers and measurement products also grew. Lifecycle services — including installation and commissioning, spare parts, retrofit and replacement and training — saw higher orders, driven by oil, gas and petrochemicals, metals, and pulp and paper.

Regionally, order growth was strong in South America — led by minerals investments in Chile and Peru — and Asia, where demand increased from the minerals sector in China and the marine sector in South Korea. Orders were also up at a double-digit pace in Europe and North America.

The revenue increase was driven by stronger product volumes and lifecycle services, as well as the ongoing execution of projects from the order backlog, especially in the oil, gas and petrochemicals and pulp and paper businesses.

Higher EBIT and EBIT margin reflect the successful implementation of cost reduction measures and the higher share of revenues from product and service sales compared to the same quarter a year earlier. Included in fourth quarter EBIT is approximately $30 million in restructuring-related costs compared to some $80 million in the same quarter of 2009.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 124,000 people.

Zurich, Feb. 17, 2011
Joe Hogan, CEO

More information

The 2010 Q4 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 203 059 58 62. From Sweden, the number is +46 8 5051 00 31, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 15872, followed by the # key.

A meeting for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EST). Callers should dial +1 866 291 4166 (from the U.S./Canada), + 44 203 059 5862 (from the U.K.), or +41 91 610 56 00 (the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. There is no PIN for the live call. The recorded session will be available as a podcast one hour after the end of the call and can be downloaded from our website. The 2010 full-year results presentation will be broadcast live via the Internet and will be archived at www.abb.com/investorrelations for one month from approximately two hours after the live Webcast.

Investor calendar 2011
Q1 2011 results	April 27, 2011
Annual General Meeting of shareholders (Zurich, Switzerland)	April 29, 2011
Annual Information Meeting (Västerås, Sweden)	May 2, 2011
Q2 2011 results	July 21, 2011
Q3 2011 results	Oct. 27, 2011

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Increased dividend,” “Cost reductions,” and “Outlook,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks related to the economic environment, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

ABB Q4 and full-year 2010 key figures

				Change				Change
$ millions unless otherwise indicated		Q4 10	Q4 09	US$	Local	2010	2009	US$	Local
Orders	Group	8,752	7,450	17%	18%	32,681	30,969	6%	4%
	Power Products	2,533	2,667	-5%	-5%	9,778	10,940	-11%	-13%
	Power Systems	2,626	1,863	41%	40%	7,896	7,830	1%	-1%
	Discrete Automation & Motion	1,505	1,142	32%	34%	5,862	4,702	25%	23%
	Low Voltage Products	1,142	1,027	11%	14%	4,686	4,079	15%	15%
	Process Automation	1,764	1,422	24%	25%	7,383	6,684	10%	7%
	Corporate (consolidation)	(818)	(671)			(2,924)	(3,266)
Revenues	Group	9,179	8,761	5%	6%	31,589	31,795	-1%	-2%
	Power Products	2,913	3,109	-6%	-6%	10,199	11,239	-9%	-11%
	Power Systems	2,088	1,908	9%	10%	6,786	6,549	4%	2%
	Discrete Automation & Motion	1,657	1,470	13%	14%	5,617	5,405	4%	3%
	Low Voltage Products	1,254	1,109	13%	16%	4,554	4,071	12%	13%
	Process Automation	2,101	2,054	2%	4%	7,432	7,839	-5%	-6%
	Corporate (consolidation)	(834)	(889)			(2,999)	(3,308)
EBIT	Group	978	798	23%		3,818	4,126	-7%
	Power Products	453	495	-8%		1,622	1,969	-18%
	Power Systems	5	66	-92%		111	388	-71%
	Discrete Automation & Motion	285	43	n/a		926	557	66%
	Low Voltage Products	198	149	33%		806	519	55%
	Process Automation	200	170	18%		755	643	17%
	Corporate	(163)	(125)			(402)	50
EBIT margin	Group	10.7%	9.1%			12.1%	13.0%
	Power Products	15.6%	15.9%			15.9%	17.5%
	Power Systems	0.2%	3.5%			1.6%	5.9%
	Discrete Automation & Motion	17.2%	2.9%			16.5%	10.3%
	Low Voltage Products	15.8%	13.4%			17.7%	12.7%
	Process Automation	9.5%	8.3%			10.2%	8.2%

Q4 2010 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q4 10	Q4 09	US$	Local	Q4 10	Q4 09	US$	Local
Europe	3,789	2,872	32%	37%	3,558	3,484	2%	8%
Americas	1,762	1,415	25%	22%	1,840	1,576	17%	15%
Asia	2,041	2,079	-2%	-5%	2,592	2,379	9%	5%
Middle East and Africa	1,160	1,084	7%	8%	1,189	1,322	-10%	-8%
Group total	8,752	7,450	17%	18%	9,179	8,761	5%	6%

Full-year 2010 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	2010	2009	US$	Local	2010	2009	US$	Local
Europe	13,781	11,983	15%	16%	12,378	13,093	-5%	-4%
Americas	6,223	5,996	4%	-1%	6,213	6,049	3%	-1%
Asia	8,720	8,197	6%	2%	8,872	8,684	2%	-2%
Middle East and Africa	3,957	4,793	-17%	-19%	4,126	3,969	4%	4%
Group total	32,681	30,969	6%	4%	31,589	31,795	-1%	-2%

Operational EBIT by division, Q4 and full-year 2010

	Power Products		Power Systems		Discrete Automation & Motion		Low Voltage Products		Process Automation
Quarterly	Q4 10	Q4 09	Q4 10	Q4 09	Q4 10	Q4 09	Q4 10	Q4 09	Q4 10	Q4 09
Reported EBIT	453	495	5	66	285	43	198	149	200	170
Derivative impact	0	-23	15	24	-11	-18	-4	-4	46	-5
Restructuring-related costs	23	39	23	76	10	127	29	19	29	79
Operational EBIT	476	511	43	166	284	152	223	164	275	244

Full year	FY 10	FY 09	FY 10	FY 09	FY 10	FY 09	FY 10	FY 09	FY 10	FY 09
Reported EBIT	1,622	1,969	111	388	926	557	806	519	755	643
Derivative impact	4	-85	58	2	2	-29	-3	-6	46	41
Restructuring-related costs	44	77	48	90	35	154	36	67	44	114
Operational EBIT	1,670	1,961	217	480	963	682	839	580	845	798

Reconciliation of non-GAAP measures

($ in millions)

	3 months ended Dec. 31,		Year ended Dec. 31,
	2010	2009	2010
EBIT Margin
(= EBIT as % of revenues)

Earnings before interest and taxes (EBIT)	978	798	3’818
Revenues	9’179	8’761	31’589
EBIT Margin	10.7%	9.1%	12.1%

EBIT as per financial statements	978	798	3’818
adjusted for the effects of:
Unrealized gains and losses on derivatives (FX, commodities, embedded derivatives)	26	37	3
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	(42)	9
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	11	(27)	79
Restructuring and restructuring-related expenses	116	339	213
Operational EBIT	1’129	1’105	4’122

Revenues as per financial statements	9’179	8’761	31’589
adjusted for the effects of:
Unrealized gains and losses on derivatives	17	6	(80)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(21)	(56)	(28)
Unrealized foreign exchange movements on receivables (and related assets)	36	—	100
Operational Revenues	9’211	8’711	31’581

Operational EBIT Margin (= Operational EBIT as % of Operational Revenues)	12.3%	12.7%	13.1%

	Dec. 31,	Sep. 30,
	2010	2010
Net Cash
(= Cash and equivalents plus marketable securities and short-term investments, less total debt)

Cash and equivalents	5’897	5’269
Marketable securities and short-term investments	2’713	2’353
Cash and marketable securities	8’610	7’622
Short-term debt and current maturities of long-term debt	1’043	253
Long-term debt	1’139	2’080
Total debt	2’182	2’333
Net Cash	6’428	5’289

	Year ended Dec. 31,
	2010	2009
Free Cash Flow

(= Net cash provided by operating activities adjusted for i) changes in financing receivables and ii) purchases of property, plant and equipment and intangible assets and iii) proceeds from sales of property, plant and equipment)

Net cash provided by operating activites	4’197	4’027
adjusted for the effects of:
Changes in financing receivables	(7)	(7)
Purchases of property, plant and equipment and intangible assets	(840)	(967)
Proceeds from sales of property, plant and equipment	47	36
Free Cash Flow	3’397	3’089
Net Income attributable to ABB	2’561	2’901
Free Cash Flow as % of Net Income	133%	106%

Free cash flow as a percentage of net income (also referred to as “cash conversion ratio”) is a financial measure that management believes is helpful in analyzing the cash generated. Management uses Free cash flow as a percentage of net income as a performance target.

Year ended Dec. 31,
	2010	2009
Return on Capital Employed (ROCE)
(= EBIT x (1-tax rate) / Capital Employed)

EBIT	3’818	4’126
Provision for taxes	(1’018)	(1’001)
Income from continuing operations before taxes	3’740	4’120
Tax rate	27%	24%
Capital employed
(= fixed assets and net working capital)
Property, plant and equipment, net	4’356	4’072
Goodwill	4’085	3’026
Other intangible assets, net	701	443
Investments in equity method companies	19	49
Total fixed assets	9’161	7’590
Receivables, net	9’970	9’451
Inventories, net	4’878	4’550
Prepaid expenses	193	236
Accounts payable, trade	(4’555)	(3’853)
Billings in excess of sales	(1’730)	(1’623)
Accounts payable, other	(1’526)	(1’326)
Advances from customers	(1’764)	(1’806)
Accrued expenses	(1’644)	(1’600)
Net working capital	3’822	4’029
Capital employed	12’983	11’619
ROCE (after tax)	21%	27%

Return on capital employed is a financial measure (defined above) that management believes is a useful measure to assess how efficiently we are using our capital.

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Year ended		Three months ended
($ in millions, except per share data in $)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009

Sales of products	26,291	26,820	7,628	7,298
Sales of services	5,298	4,975	1,551	1,463
Total revenues	31,589	31,795	9,179	8,761
Cost of products	(18,607)	(19,057)	(5,563)	(5,241)
Cost of services	(3,453)	(3,413)	(987)	(1,050)
Total cost of sales	(22,060)	(22,470)	(6,550)	(6,291)
Gross profit	9,529	9,325	2,629	2,470
Selling, general and administrative expenses	(4,615)	(4,491)	(1,297)	(1,242)
Non-order related research and development expenses	(1,082)	(1,037)	(320)	(314)
Other income (expense), net	(14)	329	(34)	(116)
Earnings before interest and taxes	3,818	4,126	978	798
Interest and dividend income	95	121	25	28
Interest and other finance expense	(173)	(127)	(35)	(31)
Income from continuing operations before taxes	3,740	4,120	968	795
Provision for taxes	(1,018)	(1,001)	(228)	(170)
Income from continuing operations, net of tax	2,722	3,119	740	625
Income (loss) from discontinued operations, net of tax	10	17	13	(9)
Net income	2,732	3,136	753	616
Net income attributable to noncontrolling interests	(171)	(235)	(53)	(76)
Net income attributable to ABB	2,561	2,901	700	540

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,551	2,884	687	549
Net income	2,561	2,901	700	540

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.26	0.30	0.24
Net income	1.12	1.27	0.31	0.24

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.11	1.26	0.30	0.24
Net income	1.12	1.27	0.31	0.24

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,287	2,284	2,285	2,286
Diluted earnings per share attributable to ABB shareholders	2,291	2,288	2,289	2,291

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Dec. 31, 2010	Dec. 31, 2009

Cash and equivalents	5,897	7,119
Marketable securities and short-term investments	2,713	2,433
Receivables, net	9,970	9,451
Inventories, net	4,878	4,550
Prepaid expenses	193	236
Deferred taxes	896	900
Other current assets	801	540
Total current assets	25,348	25,229

Financing receivables, net	420	452
Property, plant and equipment, net	4,356	4,072
Goodwill	4,085	3,026
Other intangible assets, net	701	443
Prepaid pension and other employee benefits	173	112
Investments in equity method companies	19	49
Deferred taxes	846	1,052
Other non-current assets	347	293
Total assets	36,295	34,728

Accounts payable, trade	4,555	3,853
Billings in excess of sales	1,730	1,623
Accounts payable, other	1,526	1,326
Short-term debt and current maturities of long-term debt	1,043	161
Advances from customers	1,764	1,806
Deferred taxes	357	327
Provisions for warranties	1,393	1,280
Provisions and other current liabilities	2,726	2,603
Accrued expenses	1,644	1,600
Total current liabilities	16,738	14,579

Long-term debt	1,139	2,172
Pension and other employee benefits	831	1,179
Deferred taxes	411	328
Other non-current liabilities	1,718	1,997
Total liabilities	20,837	20,255

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,308,782,064 and 2,329,324,797 issued shares at December 31, 2010 and 2009, respectively)	1,454	3,943
Retained earnings	15,389	12,828
Accumulated other comprehensive loss	(1,517)	(2,084)
Treasury stock, at cost (25,317,453 and 39,901,593 shares at December 31, 2010 and 2009, respectively)	(441)	(897)
Total ABB stockholders’ equity	14,885	13,790
Noncontrolling interests	573	683
Total stockholders’ equity	15,458	14,473
Total liabilities and stockholders’ equity	36,295	34,728

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009

Operating activities:
Net income	2,732	3,136	753	616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	702	655	195	188
Pension and other employee benefits	(51)	(28)	(96)	(27)
Deferred taxes	151	(56)	51	(45)
Net gain from sale of property, plant and equipment	(39)	(15)	(22)	(4)
Loss (income) from equity accounted companies	(3)	2	(1)	1
Other	106	(6)	38	7
Changes in operating assets and liabilities:
Trade receivables, net	(407)	256	(142)	84
Inventories, net	(264)	1,130	198	732
Trade payables	678	(718)	172	(15)
Billings in excess of sales	89	295	105	239
Provisions, net	(69)	(241)	62	129
Advances from customers	(25)	(316)	79	(298)
Other assets and liabilities, net	597	(67)	367	176
Net cash provided by operating activities	4,197	4,027	1,759	1,783

Investing activities:
Changes in financing receivables, net	(7)	(7)	39	(5)
Purchases of marketable securities (available-for-sale)	(3,391)	(243)	(846)	(184)
Purchases of marketable securities (held-to-maturity)	(65)	(918)	—	(119)
Purchases of short-term investments	(2,165)	(3,824)	(393)	(1,753)
Purchases of property, plant and equipment and intangible assets	(840)	(967)	(407)	(343)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(1,313)	(161)	(22)	(6)
Proceeds from sales of marketable securities (available-for-sale)	807	79	241	16
Proceeds from maturity of marketable securities (available-for-sale)	531	855	138	—
Proceeds from maturity of marketable securities (held-to-maturity)	290	730	—	457
Proceeds from short-term investments	3,276	2,253	205	1,805
Proceeds from sales of property, plant and equipment	47	36	16	13
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	83	16	21	6
Other	—	(21)	—	(1)
Net cash used in investing activities	(2,747)	(2,172)	(1,008)	(114)

Financing activities:
Net changes in debt with maturities of 90 days or less	52	(59)	(14)	(31)
Increase in debt	277	586	80	146
Repayment of debt	(497)	(705)	(170)	(182)
Issuance of shares	16	89	10	86
Transactions in treasury shares	(166)	—	(46)	—
Dividends paid in the form of nominal value reduction	(1,112)	(1,027)	—	—
Acquisition of noncontrolling interests	(956)	(48)	(2)	(48)
Dividends paid to noncontrolling shareholders	(193)	(193)	(5)	(2)
Other	49	8	36	22
Net cash used in financing activities	(2,530)	(1,349)	(111)	(9)

Effects of exchange rate changes on cash and equivalents	(142)	214	(12)	(43)

Net change in cash and equivalents - continuing operations	(1,222)	720	628	1,617

Cash and equivalents beginning of period	7,119	6,399	5,269	5,502
Cash and equivalents end of period	5,897	7,119	5,897	7,119

Supplementary disclosure of cash flow information:
Interest paid	94	156	22	34
Taxes paid	884	1,090	186	261

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2009	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770
Comprehensive income:
Net income		2,901							2,901	235	3,136
Foreign currency translation adjustments			598				598		598	12	610
Effect of change in fair value of available-for-sale securities, net of tax				(63)			(63)		(63)		(63)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax					(90)		(90)		(90)	(2)	(92)
Change in derivatives qualifying as cash flow hedges, net of tax						181	181		181		181
Total comprehensive income									3,527	245	3,772
Changes in noncontrolling interests	(49)								(49)	20	(29)
Dividends paid to noncontrolling shareholders									—	(194)	(194)
Dividends paid in the form of nominal value reduction	(1,024)								(1,024)		(1,024)
Share-based payment arrangements	66								66		66
Issuance of shares	87							3	90		90
Call options	22								22		22
Balance at December 31, 2009	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2010	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473
Comprehensive income:
Net income		2,561							2,561	171	2,732
Foreign currency translation adjustments			349				349		349	21	370
Effect of change in fair value of available-for-sale securities, net of tax				(2)			(2)		(2)		(2)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax					148		148		148	(3)	145
Change in derivatives qualifying as cash flow hedges, net of tax						72	72		72		72
Total comprehensive income									3,128	189	3,317
Changes in noncontrolling interests	(836)								(836)	(110)	(946)
Dividends paid to noncontrolling shareholders									—	(189)	(189)
Dividends paid in the form of nominal value reduction	(1,112)								(1,112)		(1,112)
Cancellation of shares repurchased under buyback program	(619)							619	—		—
Treasury stock transactions								(228)	(228)		(228)
Share-based payment arrangements	66								66		66
Issuance of shares	13							65	78		78
Call options	(1)								(1)		(1)
Balance at December 31, 2010	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2009.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The accounting estimates that require the Company’s most significant, difficult and subjective judgments include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquires, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in the Company’s annual goodwill impairment test,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Fair value measurements

As of January 1, 2010, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires that significant transfers in and out of fair value Level 1 (observable quoted prices) and Level 2 (observable inputs other than Level 1 inputs) be disclosed together with a description of the reasons for the transfers. Adoption of this update did not result in additional disclosure for the year and three-months ended December 31, 2010, as there were no significant transfers between Level 1 and Level 2.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

As of December 2010, the Company adopted an accounting standard update that requires additional disclosures about the credit quality of financing receivables and the allowance for credit losses. The required disclosures include a description of (i) the nature of credit risk inherent in the Company’s portfolio of financing receivables and (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses. The new disclosure requirements did not have a material impact on the consolidated financial statements.

Applicable for future periods

Fair value measurements

In January 2010, an accounting standard update was issued that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances, and settlements of level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. This disclosure requirement is effective for the Company for periods beginning January 1, 2011. The Company does not believe that this new disclosure requirement will have a material impact on its consolidated financial statements.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, an accounting standard update was issued that requires additional disclosures regarding the changes and reasons for those changes in the allowance for credit losses. This update is effective for the Company for periods beginning January 1, 2011. The new disclosure requirements will not have a material impact on the consolidated financial statements.

Revenue recognition with multiple deliverable arrangements

In October 2009, an accounting standard update on revenue recognition with multiple deliverable arrangements was issued which amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This update also:

•                  eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

•                  expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements.

This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company does not believe that this update will have a material impact on its consolidated financial statements.

Revenue arrangements that include software elements

In October 2009, an accounting standard update for the accounting of certain revenue arrangements that include software elements was issued. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. This update is effective for

Notes to the Interim Consolidated Financial Information (unaudited)

arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company does not believe that this update will have a material impact on its consolidated financial statements.

Goodwill impairment test for reporting units with zero or negative carrying amounts

In December 2010, an accounting standard update was issued that clarifies that the Company is required to perform the second step of the goodwill impairment test (determining whether goodwill has been impaired and calculating the amount of the impairment) also for reporting units with zero or negative carrying amounts, if it is more likely than not that a goodwill impairment exists. In determining whether a goodwill impairment exists, the Company considers whether there are any adverse qualitative factors indicating such an impairment. A reporting unit is an operating segment or one level below an operating segment. This requirement is effective for the Company for periods beginning January 1, 2011. The Company does not believe that this update will have a material impact on its consolidated financial statements.

Disclosure of supplementary pro forma information for business combinations

In December 2010, an accounting standard update was issued that clarifies the requirement regarding the disclosure of pro forma information for business combinations. Under the update, the Company is required to disclose pro forma revenues and earnings of the combined entity as though the business combination(s) had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This new disclosure requirement will apply to business combinations entered into by the Company after January 1, 2011, that are material on an individual or aggregate basis.

Note 3. Acquisitions and increases in controlling interests

Acquisitions

Acquisitions (excluding the increase in controlling interest in India described separately below) were as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions, except number of acquired businesses)	2010	2009	2010	2009
Acquisitions (net of cash acquired)(1)	1,275	159	25	9
Aggregate excess of purchase price over fair value of net assets acquired(2)	1,091	147	23	7

Number of acquired businesses	9	8	2	1

(1) Excluding changes in cost and equity investments

(2) Recorded as goodwill

In the table above, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts for the year ended December 31, 2010, relate primarily to the acquisition of Ventyx, as described below.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition. The Company has not presented pro forma results of operations of the acquired businesses as the results are not significant to the Interim Consolidated Financial Information.

On June 1, 2010, the Company acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the network management business within the Power Systems segment to form a single unit for energy management software solutions.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price

Notes to the Interim Consolidated Financial Information (unaudited)

allocation for the acquisition is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

The aggregate preliminary purchase price of business acquisitions in 2010, settled in cash, has been allocated as follows:

($ in millions)	Allocated amount	Weighted-average useful life
Intangible assets(1)	356	8 years
Deferred tax liabilities	(147)
Other assets and liabilities, net(2)	(25)
Goodwill(3)	1,091
Total	1,275

(1) Includes mainly capitalized software for sale and customer relationships

(2) Including debt assumed upon acquisition

(3) The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes

In 2009, acquisitions were not significant, either individually or in aggregate.

Changes in total goodwill were as follows:

($ in millions)	Total
Balance at January 1, 2009	2,817
Goodwill acquired during the year	147
Exchange rate differences	59
Other	3
Balance at December 31, 2009	3,026
Goodwill acquired during the period(1)	1,091
Exchange rate differences	(24)
Other	(8)
Balance at December 31, 2010	4,085

(1) Includes primarily goodwill in respect of Ventyx, which has been allocated to the Power Systems segment

Increase in controlling interests in India

In 2010, the Company increased its ownership interest in ABB Limited, India (its publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. Cash paid up to December 31, 2010, including transaction costs, amounted to $956 million. The offer of 900 rupees per share resulted in a charge to “Capital stock and additional paid-in capital” of $838 million, including expenses related to the transaction.

Acquisition of Baldor Electric Company

In January 2011, the Company completed the acquisition of Baldor Electric Company (Baldor) for $63.50 per share in cash. Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The resulting cash outflows for the Company in the first quarter of 2011 amount to approximately $4.2 billion, representing approximately $3 billion for the purchase of the shares and approximately $1.2 billion for the repayment of debt assumed upon acquisition.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Cash and equivalents and marketable securities and short-term investments

At December 31, 2010 and 2009, cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2010
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,851			1,851	1,851	—
Time deposits	4,044			4,044	3,665	379
Securities held-to-maturity:
— Corporate commercial papers	—	—	—	—	—	—
— Other	—	—	—	—	—	—
Debt securities available-for-sale:
— U.S. government obligations	147	5	(1)	151	—	151
— European government obligations	—	—	—	—	—	—
— Other government obligations	4	—	(1)	3	—	3
— Corporate	708	8	—	716	381	335
Equity securities available-for-sale	1,836	11	(2)	1,845	—	1,845
Total	8,590	24	(4)	8,610	5,897	2,713

	December 31, 2009
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,381			1,381	1,381	—
Time deposits	6,170			6,170	4,474	1,696
Securities held-to-maturity:
— Corporate commercial papers	413	—	—	413	223	190
— Other	43	—	—	43	—	43
Debt securities available-for-sale:
— U.S. government obligations	110	4	(1)	113	—	113
— European government obligations	717	—	—	717	717	—
— Other government obligations	4	—	(1)	3	—	3
— Corporate	603	5	—	608	324	284
Equity securities available-for-sale	91	15	(2)	104	—	104
Total	9,532	24	(4)	9,552	7,119	2,433

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies.

Notes to the Interim Consolidated Financial Information (unaudited)

For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding purchase contracts, as well as at least 50 percent of the forecasted commodity purchases over the next eighteen months. In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates and in currencies other than the issuing entity’s functional currency. Interest rate swaps are used to manage the interest rate risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	December 31, 2010	December 31, 2009
Foreign exchange contracts	16,971	14,446
Embedded foreign exchange derivatives	2,891	3,951
Interest rate contracts	2,357	2,860

Notes to the Interim Consolidated Financial Information (unaudited)

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	December 31, 2010	December 31, 2009
Copper swaps	metric tonnes	20,977	22,002
Aluminum swaps	metric tonnes	3,050	2,193
Nickel swaps	metric tonnes	36	24
Lead swaps	metric tonnes	9,525	—
Electricity futures	megawatt hours	363,340	367,748
Crude oil swaps	barrels	121,979	154,632

Equity derivatives:

At December 31, 2010 and 2009, the Company held 58 million and 64 million cash-settled call options on ABB Ltd shares with a total fair value of $45 million and $64 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At December 31, 2010 and 2009, “Accumulated other comprehensive loss” included net unrealized gains of $92 million and $20 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2010, net gains of $65 million are expected to be reclassified to earnings in 2011. At December 31, 2010, the longest maturity of a derivative classified as a cash flow hedge was 62 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions)	2010	2009	2010	2009
Gains (losses), net of tax, due to:
Discontinuance of cash flow hedge accounting	2	3	—	2
Ineffectiveness in cash flow hedge relationships	2	4	—	(3)
Total	4	7	—	(1)

Notes to the Interim Consolidated Financial Information (unaudited)

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Year ended December 31, 2010
Type of derivative designated as	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	107	Total revenues	36	Total revenues	2
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	9	Total cost of sales	8	Total cost of sales	1
Cash-settled call options	(4)	SG&A expenses(2)	(11)	SG&A expenses(2)	—
Total	112		29		3

Year ended December 31, 2009
Type of derivative designated as	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	84	Total revenues	(91)	Total revenues	4
		Total cost of sales	4	Total cost of sales	—
Commodity contracts	31	Total cost of sales	(40)	Total cost of sales	2
Cash-settled call options	8	SG&A expenses(2)	(16)	SG&A expenses(2)	—
Total	123		(143)		6

Three months ended December 31, 2010
Type of derivative designated as	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	11	Total revenues	17	Total revenues	—
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	6	Total cost of sales	2	Total cost of sales	1
Cash-settled call options	(2)	SG&A expenses(2)	(3)	SG&A expenses(2)	—
Total	15		15		1

Three months ended December 31, 2009
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	3	Total revenues	(8)	Total revenues	(5)
		Total cost of sales	(3)	Total cost of sales	—
Commodity contracts	10	Total cost of sales	(4)	Total cost of sales	1
Cash-settled call options	8	SG&A expenses(2)	(16)	SG&A expenses(2)	—
Total	21		(31)		(4)

(1) OCI represents “Accumulated other comprehensive loss”

(2) SG&A expenses represent “Selling, general and administrative expenses”

Derivative gains of $19 million and derivative losses of $105 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings in 2010 and 2009, respectively. During the three months ended December 31, 2010 and 2009, derivative gains of $11 million and losses of $19 million, both net of tax, were reclassified to earnings, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the year and three months ended December 31, 2010 and 2009, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Year ended December 31, 2010
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(12)	Interest and other finance expense	12

Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		(12)		12

Year ended December 31, 2009
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	41	Interest and other finance expense	(41)

Cross-currency swaps	Interest and other finance expense	3	Interest and other finance expense	(3)
Total		44		(44)

Three months ended December 31, 2010
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(14)	Interest and other finance expense	14

Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		(14)		14

Three months ended December 31, 2009
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(9)	Interest and other finance expense	9

Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		(9)		9

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Notes to the Interim Consolidated Financial Information (unaudited)

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships are included in the table below:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Year ended December 31,		Three months ended December 31,
not designated as a hedge	Location	2010	2009	2010	2009
Foreign exchange contracts:	Total revenues	436	389	104	62
	Total cost of sales	(263)	(264)	(82)	(96)
	Interest and other finance expense	563	70	160	42
Embedded foreign exchange contracts:	Total revenues	(279)	(234)	(65)	(57)
	Total cost of sales	17	51	(5)	30
Commodity contracts:	Total cost of sales	38	96	31	24
Cross-currency swaps:	Interest and other finance expense	—	2	—	2
Interest rate swaps:	Interest and other finance expense	—	2	—	—
Cash-settled call options:	Interest and other finance expense	(1)	1	(1)	2
Total		511	113	142	9

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2010
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	106	39	23	12
Commodity contracts	8	—	—	—
Interest rate contracts	14	50	—	—
Cash-settled call options	18	25	—	—
Total	146	114	23	12
Derivatives not designated as hedging instruments:
Foreign exchange contracts	435	62	140	14
Commodity contracts	42	2	7	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	23	4	134	50
Total	500	70	281	65
Total fair value	646	184	304	77

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2009
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	45	34	17	9
Commodity contracts	8	—	—	—
Interest rate contracts	—	75	—	—
Cash-settled call options	38	24	—	—
Total	91	133	17	9
Derivatives not designated as hedging instruments:
Foreign exchange contracts	207	50	125	30
Commodity contracts	29	1	7	—
Interest rate contracts	2	—	2	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	78	13	98	27
Total	316	66	232	58
Total fair value	407	199	249	67

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2010 and 2009, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, interest rate and equity derivatives and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                       Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and specific government securities.

Level 2:                       Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both

Notes to the Interim Consolidated Financial Information (unaudited)

observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, interest rate swaps, cross-currency swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	—	—	—	—
Debt securities—Corporate	—	381	—	381
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,842	—	1,845
Debt securities—U.S. government obligations	151	—	—	151
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	335	—	335
Derivative assets—current in “Other current assets”	12	634	—	646
Derivative assets—non-current in “Other non-current assets”	—	184	—	184
Total	169	3,376	—	3,545
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	7	297	—	304
Derivative liabilities—non-current in “Other non-current liabilities”	—	77	—	77
Total	7	374	—	381

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2009
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	717	—	—	717
Debt securities—Corporate	—	324	—	324
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	49	55	—	104
Debt securities—U.S. government obligations	113	—	—	113
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	284	—	284
Derivative assets—current in “Other current assets”	6	401	—	407
Derivative assets—non-current in “Other non-current assets”	—	199	—	199
Total	888	1,263	—	2,151
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	7	242	—	249
Derivative liabilities—non-current in “Other non-current liabilities”	—	67	—	67
Total	7	309	—	316

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents” and in “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. Where the Company has invested in shares of funds, which do not have readily determinable fair values, Net Asset Value (NAV) is used as a practical expedient of fair value (without any adjustment) as these funds invest in high-quality, short-term fixed income securities which are accounted for at fair value. As the Company has the ability to redeem its shares in such funds at NAV without any restrictions, notice period or further funding commitments, NAV is considered Level 2.

•                  Derivatives: the fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during 2010.

During 2009, certain long-lived non-financial assets (primarily assets included in “Property, plant and equipment, net”) were measured at fair value due to impairments resulting from restructuring and changes in the use of the assets. Impairment charges of $46 million were recognized in “Other income (expense), net” in 2009 and mainly related to the Power Products segment ($20 million) and the Corporate and Other segment ($13 million). The fair value amounts (measured at the time of the adjustment) of such long-lived assets still held at December 31, 2009, identified as Level 2 and Level 3, amounted to $7 million and $17 million, respectively.

For non-recurring fair value measures determined using unobservable inputs (Level 3), the Company calculated fair values using estimated cash flows adjusted for market participants’ best use assumptions and, when applicable, rental rates offered in the market for similar assets. These cash flows were discounted using an appropriate risk-free interest rate adjusted for nonperformance risk. For construction-in-progress, costs were derived from current vendors’ pricing for materials.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure about financial instruments carried on a cost basis

Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt: The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments: Includes time deposits and held-to-maturity securities, whose carrying amounts approximate their fair values (see Note 4).

Financing receivables (non-current portion): Financing receivables (including loans granted) are carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at December 31, 2010, were $56 million and $58 million, respectively, and at December 31, 2009, were $96 million and $95 million, respectively.

Long-term debt (non-current portion): Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at December 31, 2010, were $1,139 million and $1,201 million, respectively, and at December 31, 2009, were $2,172 million and $2,273 million, respectively.

Note 7. Credit quality of receivables

Receivables classified as current assets

At December 31, 2010, the gross amounts of and doubtful debt allowance for trade receivables with a contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	154	67	221
- Collectively evaluated for impairment	391	43	434
Total	545	110	655
Doubtful debt allowance:
- From individual impairment evaluation	(27)	—	(27)
- From collective impairment evaluation	(10)	—	(10)
Total	(37)	—	(37)
Recorded net amount	508	110	618

Notes to the Interim Consolidated Financial Information (unaudited)

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” to “E”, as shown in the following table:

Equivalent Standard & Poor’s rating
Risk category:
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information is considered in the assignment to a risk category. Customers are assessed at least annually and more frequently when information on significant changes in the customers’ financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

The following table shows the credit risk profile, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	219	91	310
B	199	5	204
C	87	12	99
D	37	2	39
E	3	—	3
Total gross amount	545	110	655

The following table shows an aging analysis, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables excluding tax and other receivables which are not considered to be of a financing nature:

	December 31, 2010
	Past Due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2010	Total
Trade receivables with original contractual maturity > 1 year	49	7	6	40	9	434	545
Other receivables	—	—	—	10	—	100	110
Total gross amount	49	7	6	50	9	534	655

Notes to the Interim Consolidated Financial Information (unaudited)

Receivables classified as non-current assets

At December 31, 2010, the gross amounts of and related doubtful debt allowance for loans granted and pledged financial assets, recorded in financing receivables, net, were as follows:

	December 31, 2010
($ in millions)	Loans granted	Pledged financial assets	Other	Total
Recorded gross amount:
- Individually evaluated for impairment	55	293	71	419
- Collectively evaluated for impairment	9	—	—	9
Total	64	293	71	428
Doubtful debt allowance:
- From individual impairment evaluation	(8)	—	—	(8)
- From collective impairment evaluation	—	—	—	—
Total	(8)	—	—	(8)
Recorded net amount	56	293	71	420

The following table shows the credit risk profile of financing receivables based on the internal credit categories which are used as a credit quality indicator:

	December 31, 2010
($ in millions)	Loans granted	Pledged financial assets	Other	Total
Risk category:
A	47	293	71	411
B	2	—	—	2
C	15	—	—	15
D	—	—	—	—
E	—	—	—	—
Total gross amount	64	293	71	428

“Loans granted” and “Other” in the table above include $10 million and $12 million, respectively, which are over 90 days past due and accruing interest. The remaining $406 million was not due at December 31, 2010.

Note 8. Commitments and contingencies

Contingencies — Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological

Notes to the Interim Consolidated Financial Information (unaudited)

and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL’s former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Since then, Westinghouse’s efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site. In early 2011, the Company and Westinghouse agreed in principle to settle, and release the Company from, continuing environmental obligations under the sale agreement. Consequently, at December 31, 2010, these obligations have been reclassified to current liabilities and adjusted to reflect the amount of the agreed settlement.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of an acquired company. Substantially all of the acquired entity’s remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in “Other non-current assets”.

The impact of the above Nuclear Technology and other environmental obligations on “Income from continuing operations before taxes” was not significant for the year and three months ended December 31, 2010 and 2009. The impact on “Income (loss) from discontinued operations, net of tax” was an income of $29 million for the year and three months ended December 31, 2010 and was not significant for the year and three months ended December 31, 2009.

The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions)	2010	2009	2010	2009
Cash expenditures:
Nuclear Technology business	20	11	5	4
Various businesses	6	18	2	6
	26	29	7	10

The Company has estimated cash expenditures of $158 million for 2011, including the anticipated settlement with Westinghouse. These expenditures are covered by provisions included in “Provisions and other current liabilities”.

Notes to the Interim Consolidated Financial Information (unaudited)

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	December 31, 2010	December 31, 2009
Provision balance relating to:
Nuclear Technology business	181	230
Various businesses	65	67
	246	297
Environmental provisions included in:
Provisions and other current liabilities	161	29
Other non-current liabilities	85	268
	246	297

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Asbestos obligations

The Company’s Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

The effect of asbestos obligations on the Company’s Consolidated Income Statements was not significant for the year and three months ended December 31, 2010 and 2009.

The effect of asbestos obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions)	2010	2009	2010	2009

Cash expenditures	51	1	26	1

The effect of asbestos obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	December 31, 2010	December 31, 2009
Asbestos provisions included in:
Provisions and other current liabilities	2	28
Other non-current liabilities	—	25
	2	53

In December 2010, the Company made a payment of $25 million to the CE Asbestos PI Trust and thereby discharged its remaining payment obligations to the CE Asbestos PI Trust.

Contingencies — Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated

Notes to the Interim Consolidated Financial Information (unaudited)

Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount of potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. The Company has been informed that the European Commission has closed its investigation into this matter. No fine has been imposed on the Company.

The Company’s FACTS business is also under investigation in other jurisdictions for anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At December 31, 2010 and 2009, the Company recognized aggregate liabilities of $220 million and $300 million, respectively, included in “Provisions and other current liabilities” and in “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	December 31, 2010	December 31, 2009
($ in millions)	Maximum potential payments	Maximum potential payments

Performance guarantees	125	214
Financial guarantees	84	91
Indemnification guarantees	203	282
Total	412	587

In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2010 and 2009, were insignificant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $87 million and $99 million at December 31, 2010 and 2009, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates

Notes to the Interim Consolidated Financial Information (unaudited)

ranging from one to seven years. The maximum amount payable under the guarantees was approximately $13 million and $98 million at December 31, 2010 and 2009, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees at both December 31, 2010 and 2009, was approximately $6 million.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $10 million and $15 million at December 31, 2010 and 2009, respectively.

The Company is engaged in executing a number of projects as a member of a consortium that includes third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to three years. At December 31, 2010, the maximum payable amount under these guarantees as a result of third party non-performance was $15 million.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2010 and 2009, the Company had $84 million and $91 million, respectively, of financial guarantees outstanding. Of each of those amounts, $16 million and $22 million, respectively, was issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees outstanding have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2021.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees are described below.

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability relating to this business, pursuant to the sales agreement, at each of December 31, 2010 and 2009, was $50 million.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2010 and 2009, of $147 million and $145 million, respectively, relating to this business, is subject to foreign exchange fluctuations.

The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2009, related to this business, was $87 million. During 2010, a settlement agreement was reached and consequently, at December 31, 2010, the Company had no further liability with respect to these guarantees.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

Notes to the Interim Consolidated Financial Information (unaudited)

The reconciliation of the “Provision for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2010	2009

Balance at January 1,	1,280	1,105
Claims paid in cash or in kind	(183)	(234)
Net increase in provision for changes in estimates, warranties issued and warranties expired	280	365
Exchange rate differences	16	44
Balance at December 31,	1,393	1,280

Note 9. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Year ended December 31,
	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	210	154	2	2
Interest cost	389	432	12	13
Expected return on plan assets	(422)	(384)	—	—
Amortization of transition liability	—	—	1	1
Amortization of prior service cost	26	13	(9)	(11)
Amortization of net actuarial loss	71	71	5	6
Curtailments, settlements and special termination benefits	8	2	—	(8)
Net periodic benefit cost	282	288	11	3

	Three months ended December 31,
	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	54	31	—	1
Interest cost	103	104	3	3
Expected return on plan assets	(111)	(89)	—	—
Amortization of transition liability	—	—	1	1
Amortization of prior service cost	7	2	(1)	(3)
Amortization of net actuarial loss	19	17	1	2
Curtailments, settlements and special termination benefits	6	—	—	—
Net periodic benefit cost	78	65	4	4

Employer contributions were as follows:

Notes to the Interim Consolidated Financial Information (unaudited)

	Year ended December 31,
	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	567	307	13	13
Of which, discretionary contributions to defined benefit pension plans	331	49	—	—

	Three months ended December 31,
	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	387	75	1	3
Of which, discretionary contributions to defined benefit pension plans	331	33	—	—

In the fourth quarter of 2010, the Company made a non-cash contribution of $213 million of available-for-sale securities to one of the Company’s pension plans in Germany. This amount is included in the $331 million in the table above.

The Company expects to make cash contributions totaling approximately $294 million and $17 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2011.

Note 10. Stockholders’ equity

In February 2008, the Company announced a share-buyback program of up to a maximum value of 2.2 billion Swiss francs (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. Up to December 31, 2008, a total of 22.675 million shares were repurchased under the program at a total cost of 652 million Swiss francs ($619 million, using exchange rates effective at the respective repurchase dates) and were included in “Treasury stock”. No repurchases took place under the program in 2009 and 2010. At the Annual General Meeting in April 2010, shareholders approved a proposal to cancel the 22.675 million repurchased shares and these were cancelled in July 2010, reducing the number of total issued shares.

Also at the Annual General Meeting in April 2010, shareholders approved the payment of a dividend in the form of a nominal value reduction of 0.51 Swiss francs per share. The dividend was paid in July 2010 and amounted to $1,112 million.

Separately, during 2010, the Company purchased on the open market an aggregate of 12.1 million of its own shares for use in connection with its employee incentive plans. These transactions resulted in an increase in “Treasury stock” of $228 million.

Note 11. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Notes to the Interim Consolidated Financial Information (unaudited)

Basic earnings per share

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2010	2009	2010	2009

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,551	2,884	687	549
Income (loss) from discontinued operations, net of tax	10	17	13	(9)
Net income	2,561	2,901	700	540

Weighted-average number of shares outstanding (in millions)	2,287	2,284	2,285	2,286

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.26	0.30	0.24
Income (loss) from discontinued operations, net of tax	—	0.01	0.01	—
Net income	1.12	1.27	0.31	0.24

Diluted earnings per share

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2010	2009	2010	2009

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,551	2,884	687	549
Income (loss) from discontinued operations, net of tax	10	17	13	(9)
Net income	2,561	2,901	700	540

Weighted-average number of shares outstanding (in millions)	2,287	2,284	2,285	2,286
Effect of dilutive securities:
Call options and shares	4	4	4	5
Dilutive weighted-average number of shares outstanding	2,291	2,288	2,289	2,291

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.11	1.26	0.30	0.24
Income (loss) from discontinued operations, net of tax	0.01	0.01	0.01	—
Net income	1.12	1.27	0.31	0.24

Note 12. Restructuring and related expenses

Cost take-out program

In December 2008, the Company announced a two-year cost take-out program that aimed to sustainably reduce the Company’s cost of sales and general and administrative expenses. The savings have been derived from initiatives such as internal process improvements, low-cost sourcing, and further measures to adjust the Company’s global manufacturing and engineering footprint to shifts in customer demand. In the course of this program, the Company has implemented and will continue to execute various restructuring initiatives across all operating segments and regions. As of December 2010, the Company has substantially completed the two-year cost take-out program.

Notes to the Interim Consolidated Financial Information (unaudited)

Costs incurred under the program, per operating segment, were as follows:

($ in millions)	Costs incurred in 2010	Cumulative costs incurred up to December 31, 2010
Power Products	44	122
Power Systems	48	139
Discrete Automation and Motion	35	256
Low Voltage Products	36	114
Process Automation	44	183
Corporate and Other	6	22
Total	213	836

The Company recorded the following expenses under this program:

	Year ended December 31,
($ in millions)	2010	2009
Total cost of sales	110	293
Selling, general and administrative expenses	36	75
Other income (expense), net	67	148
Total	213	516

The most significant individual exit plans within this program related to the Robotics reorganization, the downsizing of the former Automation Products business in France and Germany, as well as the Power Systems business in Germany.

Robotics reorganization

In 2008, the Company initiated its plan to adjust its engineering, manufacturing and service capacities in the former Robotics segment, primarily in Western Europe and the U.S. as a result of the economic downturn in some of the segment’s key markets and to increase the presence in emerging markets. This plan included closing certain production lines as well as employment reductions. Effective January 1, 2010, the former Robotics operating segment became part of the Discrete Automation and Motion operating segment.

Liabilities associated with the Robotics reorganization consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	62	—	62
Expenses	76	48	124
Cash payments	(19)	(7)	(26)
Exchange rate differences	1	—	1
Change in estimates	(3)	—	(3)
Liability at December 31, 2009	117	41	158
Expenses	8	14	22
Cash payments	(59)	(21)	(80)
Exchange rate differences	(7)	—	(7)
Change in estimates	(14)	(3)	(17)
Liability at December 31, 2010	45	31	76

Downsizing the former Automation Products business in France and Germany

In 2008, the Company started to formulate its plan to downsize the production capacities in the former Automation Products business in France and Germany as a result of the economic downturn in some of this business’ key markets. This plan included closing certain production lines in both countries as well as employment reductions.

Notes to the Interim Consolidated Financial Information (unaudited)

Liabilities associated with the downsizing of the former Automation Products business in France and Germany consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	6	—	6
Expenses	61	15	76
Cash payments	(3)	(3)	(6)
Liability at December 31, 2009	64	12	76
Expenses	29	6	35
Cash payments	(25)	(11)	(36)
Exchange rate differences	(3)	(2)	(5)
Change in estimates	—	(2)	(2)
Liability at December 31, 2010	65	3	68

Effective January 1, 2010, the former Automation Products segment was reorganized into two new segments, the Discrete Automation and Motion segment and the Low Voltage Products segment, while the instrumentation business was added to the Process Automation segment. Consequently, the liabilities and expenses associated with the downsizing of the former Automation Products business in France and Germany are now primarily reported in the Low Voltage Products and Process Automation segments. In addition, the Company executed other individually insignificant restructuring initiatives in its automation segments across many countries.

Downsizing the Power Systems business in Germany

In 2009, the Company initiated its plan to adjust its engineering and service capacities in the Power Systems business in Germany as a result of the economic downturn in some of the segment’s key markets and to increase the presence in emerging markets. This plan mainly included employment reductions.

Liabilities associated with the downsizing of the Power Systems business in Germany consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	—	—	—
Expenses	37	6	43
Liability at December 31, 2009	37	6	43
Expenses	4	—	4
Cash payments	(5)	(3)	(8)
Exchange rate differences	(5)	—	(5)
Change in estimates	(9)	—	(9)
Liability at December 31, 2010	22	3	25

In addition, the Company executed other individually insignificant restructuring initiatives in its Power Systems business across many countries.

At December 31, 2010, the balance of restructuring and related liabilities is primarily included in “Provisions and other current liabilities”.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 13. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

Effective January 1, 2010, the Company reorganized its automation segments to align their activities more closely with those of its customers. The former Automation Products segment was reorganized into two new segments, the Discrete Automation and Motion segment and the Low Voltage Products segment. The former Robotics segment was incorporated into the new Discrete Automation and Motion segment, while the Process Automation segment remained unchanged except for the addition of the instrumentation business from the former Automation Products segment. The Power Products and Power Systems segments remained unchanged. Segment information for the year and three months ended December 31, 2009 and at December 31, 2009, has been reclassified to reflect these organizational changes.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products and services and incorporating components manufactured by both the Company and by third parties.

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, rectifiers, excitation systems, robotics, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, and income (loss) from discontinued operations, net of tax. The Company presents segment revenues, earnings before interest and taxes and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

Notes to the Interim Consolidated Financial Information (unaudited)

The following tables summarize information for each segment:

	Year ended December 31, 2010
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	8,486	1,713	10,199	1,622
Power Systems	6,590	196	6,786	111
Discrete Automation and Motion	4,978	639	5,617	926
Low Voltage Products	4,263	291	4,554	806
Process Automation	7,209	223	7,432	755
Corporate and Other	63	1,468	1,531	(402)
Intersegment elimination	—	(4,530)	(4,530)	—
Consolidated	31,589	—	31,589	3,818

	Year ended December 31, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	9,370	1,869	11,239	1,969
Power Systems	6,356	193	6,549	388
Discrete Automation and Motion	4,601	804	5,405	557
Low Voltage Products	3,799	272	4,071	519
Process Automation	7,606	233	7,839	643
Corporate and Other	63	1,504	1,567	50
Intersegment elimination	—	(4,875)	(4,875)	—
Consolidated	31,795	—	31,795	4,126

	Three months ended December 31, 2010
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,438	475	2,913	453
Power Systems	2,033	55	2,088	5
Discrete Automation and Motion	1,484	173	1,657	285
Low Voltage Products	1,164	90	1,254	198
Process Automation	2,041	60	2,101	200
Corporate and Other	19	391	410	(163)
Intersegment elimination	—	(1,244)	(1,244)	—
Consolidated	9,179	—	9,179	978

	Three months ended December 31, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,608	501	3,109	495
Power Systems	1,853	55	1,908	66
Discrete Automation and Motion	1,270	200	1,470	43
Low Voltage Products	1,037	72	1,109	149
Process Automation	1,977	77	2,054	170
Corporate and Other	16	375	391	(125)
Intersegment elimination	—	(1,280)	(1,280)	—
Consolidated	8,761	—	8,761	798

(1) Earnings before interest and taxes are after intersegment eliminations and therefore refer to third party activities only

Notes to the Interim Consolidated Financial Information (unaudited)

	Total assets(1)
($ in millions)	December 31, 2010	December 31, 2009
Power Products	7,238	6,918
Power Systems	6,053	4,617
Discrete Automation and Motion	3,715	3,370
Low Voltage Products	2,904	2,731
Process Automation	4,741	4,571
Corporate and Other	11,644	12,521
Consolidated	36,295	34,728

(1) Total assets are after intersegment eliminations and therefore refer to third party assets only

Press Release

ABB names Frank Duggan to Group Executive Committee

Michel Demaré, will focus on role as Chief Financial Officer after supporting market development during challenging economic environment

Zurich, Switzerland, Feb. 17, 2011 – ABB, the leading power and automation technology group, has appointed Frank Duggan to the Group Executive Committee as Head of Global Markets, a role that represents the company’s market and regional organizations at the company’s top management level. Duggan succeeds Michel Demaré in this position.

Demaré strongly developed Global Markets after assuming responsibility for the function in September 2008, making a significant contribution to the resilience of the company in a challenging economic environment. He has also provided decisive support to initiatives to improve the balance of ABB’s global footprint during this time. Demaré will focus on his role as Chief Financial Officer following a return to growth in ABB’s global markets

Duggan has been manager of ABB’s India, Middle East and Africa region since 2008. India was assigned to this region in 2009. He will retain this role when he takes up his new position on March 1, 2011.

“Michel has done a great job in establishing a pivotal role for Global Markets as a channel through which the needs and opportunities of our global market organizations are brought to the Group level, and in contributing to the resilience of our markets in turbulent times,” said CEO Joe Hogan. “It is now the right time to transition this role to Frank Duggan. His deep understanding of the priorities of mature and emerging markets, his attitude and his passion for ABB will all be very valuable at an important time for our growth ambitions and to strengthen our customer focus.”

Duggan joined ABB in 1985 and has held a variety of roles including global management positions in the Process Automation division, and country management roles in Europe and Asia.

Duggan will continue to be based in Dubai, and the other seven regions of the Global Markets organization will report to him.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 124,000 people.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

October - December 2010 — Q4

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Michel Demaré*	16.11.2010	Shares	465		CHF 19.36
Diane de Saint Victor*	16.11.2010	Shares	465		CHF 19.36
Bernhard Jucker*	16.11.2010	Shares	465		CHF 19.36
Brice Koch*	16.11.2010	Shares	77		CHF 19.36
Peter Leupp*	16.11.2010	Shares	465		CHF 19.36
Veli-Matti Reinikkala*	16.11.2010	Shares	451		USD 18.75
Ulrich Spiesshofer*	16.11.2010	Shares	465		CHF 19.36
Hubertus von Grünberg **	26.11.2010	Shares	20,105		CHF 20.90
Jacob Wallenberg **	26.11.2010	Shares	2,492		CHF 20.90
Hans-Ulrich Märki **	26.11.2010	Shares	9,124		CHF 20.90
Roger Agnelli **	26.11.2010	Shares	2,492		CHF 20.90
Michel de Rosen**	26.11.2010	Shares	2,492		CHF 20.90
Bernd W. Voss **	26.11.2010	Shares	3,358		CHF 20.90
Michael Treschow **	26.11.2010	Shares	2,522		CHF 20.90
Louis R. Hughes **	26.11.2010	Shares	2,492		CHF 20.90
Peter Leupp	06.12.2010	Shares	7,500		CHF 20.01
Veli-Matti Reinikkala	07.12.2010	Warrant Appreciation Rights (WARs)		200,000	CHF 2.516
Veli-Matti Reinikkala	07.12.2010	Warrant Appreciation Rights (WARs)		375,000	CHF 1.07
Louis R. Hughes	07.12.2010	Shares		25,000	CHF 20.42

Key:	*	Shares were purchased under the ABB Employee Share Acquisition Plan (ESAP)
	**	Shares were granted as part of the ABB Ltd Director’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 17, 2011	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance